Exhibit 1

Stock Exchange Announcement

29 September 2004

Novo Nordisk expands licensing rights to AERx® iDMS inhaled insulin programme from Aradigm and obtains full development and manufacturing rights

Bagsværd, Denmark and Hayward, California – Novo Nordisk and Aradigm Corporation today announced an agreement giving Novo Nordisk full development and manufacturing rights to the AERx® insulin Diabetes Management System (iDMS) programme. Under the agreement, Novo Nordisk will purchase manufacturing equipment and leasehold improvements currently utilised by Aradigm in the AERx® iDMS programme for an estimated cash payment of USD 55 million. Novo Nordisk will assume all further responsibilities for AERx® iDMS development and funding. Aradigm will maintain a long-term interest in the programme through an adjusted royalty on future AERx® iDMS net sales.

As a result of the expanded licensing agreement, Novo Nordisk has formed a new affiliate, Novo Nordisk Delivery Technologies, Inc based in Hayward, California, which will assume the leases and operational overhead on two of Aradigm's current three buildings, and will offer employment to approximately 130 Aradigm employees who have been dedicated to iDMS. The companies have the option to continue collaborating in specific areas such as next-generation AERx® technologies. If needed, Novo Nordisk will provide certain contract manufacturing services to support other AERx® programmes for up to three years.

"Novo Nordisk remains committed to the development of inhaled insulin. The AERx® iDMS is an excellent fit within our portfolio of insulin delivery systems," stated Lars Rebien Sørensen, president and chief executive officer of Novo Nordisk. "We are confident that the transition will be smooth, and that both companies will benefit from the new structure."

Stock Exchange Announcement No 55 / 2004				Page 1 of 4

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Corporate Communications	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
	Denmark	Telefax:
+45 4444 2314

"We are pleased that Novo Nordisk has assumed a greater role in completing the development of the AERx® iDMS system," added Dr Bryan Lawlis, Aradigm's president and chief executive officer. "This agreement establishes two key components for Aradigm's future success: it confirms Novo Nordisk's commitment to the AERx® iDMS programme, and it provides Aradigm the financial flexibility to accelerate the development of additional AERx® and Intraject® applications. In addition to the cash payment at closing, Aradigm will no longer be responsible for the expenditures associated with commercial scale-up and manufacturing of AERx® iDMS."

Finalisation of the agreement is subject to customary closing conditions, including approvals from regulatory authorities, as well as approval from Aradigm common and preferred shareholders, which is expected at a special shareholder's meeting to be held later in 2004. The agreement is expected to close by the end of 2004. The transaction does not change Novo Nordisk's expectations for the financial results for 2004.

Forward-looking statement
The above sections contain forward-looking statements as the term is defined in the US Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations or forecasts of events such as new product introductions, product approvals and financial performance.

Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions. This may cause actual results to differ materially from expectations. Factors that may affect future results include interest rate and currency exchange rate fluctuations, delay or failure of development projects, production problems, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk's products, introduction of competing products, Novo Nordisk's ability to successfully market both new and existing products, exposure to product liability and other lawsuits, changes in reimbursement rules and governmental laws and related interpretation thereof, and unexpected growth in costs and expenses.

Risks and uncertainties are further described in reports filed by Novo Nordisk with the US Securities and Exchange Commission (SEC) including the company's Form 20-F, which was filed on 27 February 2004. Please also refer to the section ‘Management of risk in Novo Nordisk' in the Annual Financial Report 2003. Novo Nordisk is under no duty to update any of the forward-looking statements or to conform such statements to actual results, unless required by law.

Please note: Except for the historical information contained herein, this news release contains forward-looking statements that involve risk and uncertainties, including the timely availability and acceptance of new products, the impact of competitive products and pricing, and the management of growth, as well as

Stock Exchange Announcement No 55 / 2004				Page 2 of 4

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Corporate Communications	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
	Denmark	Telefax:
+45 4444 2314

the other risks detailed from time to time in Aradigm Corporation's Securities and Exchange Commission (SEC) Registration Statements, including the company's Annual Report on Form 10-K as amended and its Quarterly Reports on Form 10-Q.

About Novo Nordisk
Novo Nordisk is a healthcare company and a world leader in diabetes care. The company has the broadest diabetes product portfolio in the industry, including the most advanced products within the area of insulin delivery systems. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 19,600 full-time employees in 69 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol ‘NVO'. For more information, visit novonordisk.com.

About Aradigm Corporation
Aradigm develops non-invasive delivery systems to enable patients to comfortably self-administer biopharmaceuticals and small molecules that would otherwise be given by injection. The Company's advanced AERx® pulmonary and Intraject® needle-free delivery technologies offer rapid delivery solutions for liquid drug formulations. Current development programmes focus on neurological disorders, heart disease, respiratory conditions and cancer. More information about Aradigm can be found at aradigm.com. Investors may also request company information via e-mail by directing inquiries to investor@aradigm.com.

AERx® and Intraject® are registered trademarks of Aradigm Corporation.

For further information from Novo Nordisk please contact:

Media:	Investors:

Outside North America:	Outside North America:
Mike Rulis	Until 5 October:
Tel: (+45) 4442 3573	Peter Haahr
Tel: (+45)4442 1207

After 5 October:
Mogens Thorsager Jensen
Tel: (+45)4442 7945

Palle Holm Olesen
Tel: (+45)4442 6175

Stock Exchange Announcement No 55 / 2004				Page 3 of 4

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Corporate Communications	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
	Denmark	Telefax:
+45 4444 2314

In North America:	In North America:
Brian Zignego	Christian Kanstrup
Tel: (+1) 609-933-5853	Tel: (+1) 609 919 7937

For further information from Aradigm please contact:

Media:	Investors:

Christopher Keenan	Joe Dorame (RCG Capital Markets)
Tel (direct): (+1) 510 265 9370	Tel (direct): (+1) 480 675 0400

Stock Exchange Announcement No 55 / 2004				Page 4 of 4

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Corporate Communications	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
	Denmark	Telefax:
+45 4444 2314